ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FAXED

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Monday, 15 September 2003
SUBJECT:	ASX Announcements
PAGES (inc. cover)	2

SUPPL

03 SEP 17 AM 7:21

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released through the Australian Stock Exchange today –

1. BresaGen awarded US Patent for Cell Delivery Device dated 15 September, 2003.

03032112

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

dlw 9/22

If there are any problems with this transmission, call 08 8234 2660

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution this information or any information this facsimile may contain by anyone other than the addressee, is prohibited. If you have received this document in error, please advise BresaGen by telephone and then return it by mail to the address above. We shall refund in full your costs in doing so.

Monday, 15 September 2003

BresaGen awarded US Patent for Cell Delivery Device

Adelaide based biotechnology company, BresaGen Limited, announced that it has been awarded US patent 6,599,274 which covers a "cell delivery catheter and method". This technology has the potential to deliver BresaGen's stem cell derived products to target locations in the brains of Parkinson's patients with great accuracy.

BresaGen previously announced in August 2002 that the device today awarded US Patent 6,599,274 had received US FDA approval. Under the FDA 510(K) clearance, BresaGen's proprietary catheter can be marketed for intracranial delivery of cells and drugs in patients with stroke and neurodegenerative diseases.

For further information contact:
Dr John Smeaton
Chief Executive Officer
BresaGen Ltd
Phone: +1 (706) 613 9878
Mobile: +1 (706) 714 2662

Dr Jackie Zanetti
VP Business Development
BresaGen Ltd
Phone: 08 8234 2660
Mobile: 0439 805 832

Hilarie Dunn
Media Relations for BresaGen Ltd
Phone: 02 92510110
Mobile: 0414 357792